Filed pursuant to Rule 424(b)(5)
Registration No. 333-161198

PROSPECTUS SUPPLEMENT
(To prospectus dated August 10, 2009)

4,950,000 Shares

Common Stock

We are offering 4,950,000 shares of our common stock.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HOMB.” On September 15, 2009, the last reported sale price of our common stock as reported on NASDAQ was $20.21 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-9 of this prospectus supplement.

	Per Share	Total

Public offering price	$19.85	$98,257,500
Underwriting discount	$0.94	$4,667,231
Proceeds, before expenses, to us	$18.91	$93,590,269

The underwriters may also purchase up to an additional 742,500 shares in the aggregate from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement, to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

The shares will be ready for delivery on or about September 21, 2009.

Stephens Inc.          RBC Capital Markets

Stifel Nicolaus           Howe Barnes Hoefer & Arnett

The date of this prospectus supplement is September 15, 2009.

Mountain View (2)
Heber Springs
Quitman
Greenbrier
Morrilton
Conway (7)
Vilonia
Searcy (3)
Beebe (2)
Ward
Mayflower
Maumelle
Cabot (5)
Jacksonville (3)
North Little Rock (5)
Sherwood (2)
Little Rock (9)
Bryant
Rison
Fordyce
ARKANSAS
49 Branches
(As of 06/30/09)

FLORIDA
12 Branches
(As of 06/30/09)
Port Charlotte
Punta Gorda
Marco Island
Key Largo
Marathon (3)
Islamorada
Summerland
Big Pine
Key West (2)

★ **Headquarters**

● **Branch Locations**

Prospectus Supplement

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of our common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part, the accompanying prospectus, provides more general information. Generally, when we refer to this prospectus, we are referring to both parts of this document combined. To the extent there is a conflict between the information contained in this prospectus supplement and the information contained in the accompanying prospectus or any document incorporated by reference therein filed prior to the date of this prospectus supplement, you should rely on the information in this prospectus supplement. If any statement in one of these documents is inconsistent with a statement in another document having a later date — for example, a document incorporated by reference in the accompanying prospectus — the statement in the document having the later date modifies or supersedes the earlier statement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

S-i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this document are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the effects of future economic conditions, including inflation or a decrease in residential housing values;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates or the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of terrorism and efforts to combat it;

•	credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of our allowance for loan losses.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, see the “Risk Factors” section provided below.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement. Because this is a summary, it may not contain all the information that may be important to you. Therefore, you should also read the more detailed information set forth in this prospectus supplement, our financial statements, and documents incorporated by reference into this prospectus supplement and the accompanying prospectus before making a decision to invest in our common stock. See “Where You Can Find Additional Information.” Unless we indicate otherwise, the words “we,” “our,” “us” and “Company” refer to Home BancShares, Inc. and its wholly owned subsidiaries. Unless otherwise indicated, information presented herein is as of September 15, 2009.

Home BancShares, Inc.

Company Overview

We are a Conway, Arkansas headquartered bank holding company registered under the federal Bank Holding Company Act of 1956. Through our wholly owned community bank subsidiary — Centennial Bank — we provide a full range of banking services to individual and corporate customers in central Arkansas, north central Arkansas, southern Arkansas, the Florida Keys and southwestern Florida. As of June 30, 2009 we had total assets of $2.58 billion, total deposits of $1.83 billion, and total loans of $1.97 billion.

In 1998, an investor group led by John W. Allison, our Chairman, and Robert H. “Bunny” Adcock, Jr., our Vice Chairman, formed Home BancShares, Inc. We established First State Bank in Conway, Arkansas, in 1999, and subsequently acquired and integrated banks in Cabot, Little Rock, North Little Rock and Mountain View, Arkansas, and in Marathon, Florida. According to SNL Financial, as of June 30, 2008, we were ranked first by deposit market share in the cities of Cabot, Conway, Mountain View and North Little Rock and were ranked fifth by deposit market share in Little Rock.

We have recently combined the charters of our subsidiary banks into a single charter and adopted Centennial Bank as the common name. All of our banks now have the same name, logo and charter, allowing for a more customer-friendly banking experience and seamless transactions across our entire banking network. We remain committed, however, to our community banking philosophy and will continue to rely on local community bank boards and management built around experienced bankers with strong local relationships.

Our senior management team has a combined 134 years of experience in the banking sector, and our three regional presidents have an average of 31 years industry experience. Our management team and board members together hold a combined 31% beneficial interest in the Company, which we believe closely aligns their interests with those of our shareholders.

Our principal executive office is located at 719 Harkrider, Suite 100, Conway, Arkansas, and our telephone number is (501) 328-4770. We maintain a website at http://www.homebancshares.com. The information found on our website is not a part of this prospectus supplement or the accompanying prospectus.

Community Banking Philosophy

Our community banking philosophy consists of four basic principles:

•	manage our community banking franchise with experienced bankers and community bank boards who are empowered to make customer-related decisions quickly;

•	provide exceptional service and develop strong customer relationships;

•	pursue the business relationships of our community bank boards, executive officers, shareholders, and customers to actively promote our community bank; and

•	maintain our commitment to the communities we serve by supporting civic and nonprofit organizations.

These principles which make up our community banking philosophy are the driving force for our business. As we have streamlined our business by moving to a unified banking network, we have preserved lending authority with local management in most cases and transitioned our former bank boards of directors into five community bank boards that maintain an integral connection to the communities we serve. We have empowered most of our community bank boards with lending authority of up to $6 million in their respective geographic areas. This allows us to capitalize on the strong relationships that our community bank board members and officers have established in their respective communities to maintain and grow our business. Through experienced and empowered local bankers and board members, we are committed to maintaining a community banking experience for our customers.

Operating Goals

Our operating goals focus on maintaining strong credit quality, increasing profitability, finding experienced bankers, and maintaining a “fortress” balance sheet:

•	Maintain strong credit quality — Credit quality is our first priority. We employ a set of credit standards designed to ensure the proper management of credit risk. Our management team plays an active role in monitoring compliance with these credit standards in the different communities served by Centennial Bank. We have a centralized loan review process, which we believe enables us to take prompt action on potential problem loans. This centralized review process also applies to our banking operations in Florida, where the majority of our current non-performing loans were originated, and provides for close monitoring of the quality of our Florida loans. These efforts are supplemented by the recent relocation of our former director of loan review from our corporate headquarters in Arkansas to Florida to monitor our Florida operations and collections directly. In addition, the chief lending officer for our Conway region has assumed responsibility in that capacity over lending in our Florida market.

•	Continue to improve profitability — We intend to improve our profitability and achieve high performance ratios as we continue to utilize the available capacity of our newer branches and employees. Since December 2008, we have consolidated our six bank charters into one as part of our ‘Build a Better Bank’ (“B3”) program. During 2009, we have begun to see the benefits of the B3 program. Our core efficiency ratio improved from 59.7% for the first fiscal quarter in 2009 to 56.2% for the second fiscal quarter in 2009 and to 53.1% for the two month period ended August 31, 2009. Efficiency ratio is calculated by dividing non-interest expense less amortization of core deposit intangibles by the sum of net interest income on a tax equivalent basis and non-interest income. Our core efficiency ratio is calculated similarly using core non-interest expense and core non-interest income, which exclude nonrecurring items such as the expenses associated with the consolidation of our bank charters in 2008 and 2009 and the one-time gain on the sale of our 20% interest in White River Bancshares in 2008. These improvements in core operating efficiency are being driven by, among other factors, improvements in our net interest margin, growth in fee income and the streamlining of processes in our lending and retail operations and improvements in our purchasing power.

•	Attract and motivate experienced bankers — We believe a major factor in our success has been our ability to attract and motivate bankers who have experience in and knowledge of their local communities. For our newest branch in Heber Springs, Arkansas, that opened in 2009 we were able to attract a four-person banking team. Hiring and retaining experienced relationship bankers has been integral to our ability to grow quickly when entering new markets.

•	Maintain a “fortress” balance sheet — We intend to maintain a strong balance sheet through a focus on four key governing principles: (1) maintain strong loan loss reserves; (2) remain well capitalized; (3) pursue high performance metrics including return on tangible equity (ROTE), return on assets (ROA), core efficiency ratio and net interest margin; and (4) retain liquidity at the bank holding company level that can be utilized should attractive acquisition opportunities be identified or for internal capital needs.

Our Growth Strategy

Our goals are to achieve growth in earnings per share and to create and build shareholder value. Our growth strategy entails the following:

•	Organic growth — We believe that our current branch network provides us with the capacity to grow within our existing market areas. Twenty-three of our 61 branches (including branches of banks we have acquired) have been opened since the beginning of 2004. We also believe we are well positioned to attract new business and additional experienced personnel as a result of ongoing changes in our competitive markets as well as economic opportunities related to the recent relocation of out-of-state businesses to central Arkansas and the recently discovered Fayetteville Shale natural gas reserve in north central Arkansas.

•	Strategic acquisitions — We believe that properly priced bank acquisitions can complement our organic growth and de novo branching growth strategies. In the near term, our principal acquisition focus will be to expand our presence in Arkansas and other nearby markets, and in Florida, through pursuing FDIC-assisted acquisition opportunities. We are continually evaluating potential bank acquisitions to determine what is in the best interests of our Company. Our goal in making these decisions is to maximize the return to our shareholders.

•	De novo branching — As opportunities arise we will continue to open new (commonly referred to as de novo) branches in our current markets and in other attractive market areas. During 2009, we opened a branch location in the Arkansas community of Heber Springs. We have no current plans for any additional de novo branch locations.

Acquisitions

Since establishing First State Bank in Conway, Arkansas in 1998, we have completed acquisitions that have significantly expanded our Arkansas footprint and given us a presence in the Florida Keys and southwest Florida.

						Year
		Year		At Acquisition		Charter
Acquired Bank	Headquarters	Acquired		Assets	Deposits	Consolidated
				(In millions)

Community Bank	Cabot, Arkansas	2003		$326.2	$279.6	Q1, 2009
Twin City Bank	North Little Rock, Arkansas	2005	(1)	633.4	500.1	Q2, 2009
Marine Bank	Marathon, Florida	2005	(2)	257.6	200.7	Q4, 2008
Bank of Mountain View	Mountain View, Arkansas	2005		202.5	158.0	Q1, 2009
Centennial Bank	Little Rock, Arkansas	2008		234.1	178.8	Q1, 2009

(1)	Prior to the date of the acquisition, we owned approximately 32% of the shares of TCBancorp, the parent company of Twin City Bank.

(2)	In 1995, John W. Allison, our Chairman, was a founding board member of Marine Bancorp, the parent company of Marine Bank. He owned approximately 14% of Marine Bancorp’s shares at the time of our acquisition.

The charters of First State Bank and our acquired banks have recently been combined into a single charter, and all now operate under the Centennial Bank name.

Our Market Areas

As of June 30, 2009, we conducted our business principally through 61 branches: 44 in central Arkansas, three in north central Arkansas, two in southern Arkansas, nine in the Florida Keys and three in southwestern Florida. Our branch footprint includes markets in which we are the deposit market share leader as well as markets in which we believe we have significant opportunities for deposit market share growth. These markets make up three internally-designated banking “regions” — Cabot (including Mountain View and our northeastern Arkansas markets), Conway (including north central Arkansas and our Florida market) and Little Rock (including North Little Rock and our southern Arkansas markets). Each region has a regional president, selected from our existing management team prior to the consolidation of our bank charters, who has retained authority over the management of his respective region.

Asset Quality

Our non-performing assets totaled $52.9 million, or 2.05% of total assets at June 30, 2009. Of the $52.9 million in total non-performing assets, $37.2 million, or 70.3% of total non-performing assets, are related to our Florida operations. Excluding our Florida operations, our non-performing assets totaled $15.7 million at June 30, 2009, which represented 29.7% of our total non-performing assets at June 30, 2009.

TARP Preferred Stock and Warrant

The Emergency Economic Stabilization Act of 2008 (“EESA”) authorized the United States Department of the Treasury (the “Treasury”) to take actions to restore stability and liquidity to the financial system in the U.S., and created the Troubled Asset Relief Program, or “TARP”. Using TARP’s authority, the Treasury established the Capital Purchase Program allowing qualified financial institutions to sell senior preferred stock and warrants to the Treasury, with the proceeds of those sales qualifying as Tier 1 regulatory capital in an amount of between 1% and 3% of risk-weighted assets.

On January 16, 2009, we issued and sold to the Treasury 50,000 shares of the Company’s Fixed Rate Cumulative Perpetual Preferred Stock Series A, liquidation preference of $1,000 per share, and a ten-year warrant to purchase up to 288,129 shares of the Company’s common stock, par value $0.01 per share, at an exercise price of $26.03 per share. The aggregate purchase price for the securities was $50.0 million in cash. Cumulative dividends on the Series A preferred shares will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter.

The Series A preferred shares qualify as Tier 1 capital. They are callable at par after three years. Under our agreement with the Treasury, prior to January 16, 2012, the shares may only be redeemed after a qualifying equity offering of any Tier 1 perpetual preferred or common stock. However, under the American Recovery and Reinvestment Act of 2009 (“ARRA”), subject to consultation with our federal banking regulator, the Treasury must permit us to redeem the shares at any time without regard to whether we have replaced such funds from any other source or to any waiting period. The Treasury must approve any quarterly cash dividend on our common stock above $0.06 per share or share repurchases until January 16, 2012, unless the Series A preferred shares are paid off in whole or transferred to a third party.

If the Company completes a qualifying equity offering on or prior to December 31, 2009, the proceeds of which exceed the aggregate purchase price of the Series A preferred shares ($50.0 million), the number of shares of common stock underlying the ten-year warrant will be reduced by half, resulting in the Treasury then holding a warrant to purchase 144,064 shares of our common stock at an exercise price of $26.03 per share. We believe this offering, if successful in raising over $50.0 million, will trigger this reduction in the shares underlying the warrant. If we repay the TARP funds, we have the right to repurchase the warrant for fair market value. Fair market value for repurchase of the warrant will be subject to negotiation, and there can be no assurance that we will be able to repurchase the warrant.

Recent Developments

Selected financial highlights for the two-month period ended and as of August 31, 2009 are summarized below. These highlights are not necessarily indicative of anticipated or actual results for the third quarter of 2009 or future periods. In the near term, we expect that non-performing assets may continue to rise and we may record provisions for loan losses higher than our historical averages.

•	Our taxable equivalent net interest rate margin improved 17 basis points, from 4.08% for the quarter ended June 30, 2009, to 4.25% for the two-month period ended August 31, 2009.

•	Our core efficiency ratio improved from 56.2% for the quarter ended June 30, 2009, to 53.1% for the two-month period ended August 31, 2009.

•	Our ratio of non-performing assets to total assets changed from 2.05% as of June 30, 2009, to 2.25% as of August 31, 2009.

The Offering

Common stock we are offering	4,950,000 shares, par value $0.01 per share

Common stock to be outstanding after this offering	24,905,528 shares

Public offering price per share	$19.85

Use of proceeds	We intend to use the net proceeds of this offering to fund possible future acquisitions of other financial services businesses, for general corporate purposes, our working capital needs and investments in our subsidiaries to support our continued growth. We may also use proceeds from this offering to repurchase all or a portion of the Series A preferred shares and warrant we have issued to the U.S. Treasury.

NASDAQ Global Select Market symbol	HOMB

Risk factors	Investing in our securities involves risks. You should carefully consider the information under “Risk Factors” beginning on page S-9 and the other information included in this prospectus supplement before investing in our securities.

The number of shares of our common stock to be outstanding after the offering is based on actual shares outstanding as of September 15, 2009 and does not include 742,500 shares of common stock reserved for issuance in connection with the underwriters’ option to purchase additional shares to cover over-allotments. In addition, the number of shares of common stock to be outstanding after this offering excludes 928,491 shares of common stock issuable upon exercise of options outstanding under our various equity incentive plans, having a weighted average exercise price of $11.93 per share, and 288,129 shares of common stock issuable upon exercise of the warrant issued to the Treasury in connection with the issuance of the Series A preferred shares, having an exercise price of $26.03 per share. The shares issuable upon exercise of the warrant issued to the Treasury will be reduced to 144,064 shares if we are successful in raising proceeds of more than $50 million in this offering.

SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth selected consolidated historical financial and other data for the periods ended and as of the dates indicated. The selected consolidated balance sheet data presented below as of December 31, 2008 and 2007, and the selected consolidated income statement data presented below for the years ended December 31, 2008, 2007 and 2006, are derived from our audited consolidated financial statements incorporated by reference herein, except the per share data described in detail below. The selected consolidated balance sheet data as of December 31, 2006, 2005 and 2004, and the selected consolidated income statement data for the years ended December 31, 2005 and 2004, are derived from our audited consolidated financial statements, which are not included or incorporated by reference herein. The summary consolidated financial data for the three-month and six-month periods ended June 30, 2009 and 2008, are derived from our unaudited consolidated financial statements incorporated by reference herein and should be read in conjunction with those unaudited consolidated financial statements and notes thereto. In the opinion of management, our unaudited consolidated financial statements for the three and six months ended June 30, 2009 and 2008, include all normal recurring adjustments necessary for a fair presentation of results for the unaudited interim periods. Results from past periods are not necessarily indicative of results that may be expected for any future period. These selected historical financial data should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the year ended December 31, 2008, and with our consolidated financial statements and related notes incorporated by reference herein.

	As of or for the		As of or for the
	Three Months Ended		Six Months Ended
	June 30,		June 30,		As of or for the Years Ended December 31,
	2009	2008	2009	2008	2008	2007	2006	2005	2004
(Dollars in thousands,	(unaudited)		(unaudited)
except per share data)

Income statement data:
Total interest income	$32,996	$36,540	$66,104	$74,936	$145,718	$141,765	$123,763	$85,458	$36,681
Total interest expense	10,275	14,799	21,572	32,364	59,666	73,778	60,940	36,002	11,580

Net interest income	22,721	21,741	44,532	42,572	86,052	67,987	62,823	49,456	25,101
Provision for loan losses	2,750	704	3,750	5,513	27,016	3,242	2,307	3,827	2,290

Net interest income after provision for loan losses	19,971	21,037	40,782	37,059	59,036	64,745	60,516	45,629	22,811
Total non-interest income	7,990	5,667	15,605	19,201	28,717	25,754	19,127	15,687	18,091
Total non-interest expense	20,298	18,497	39,590	37,180	75,717	61,535	56,478	44,935	26,131

Income before income taxes and minority interest	7,663	8,207	16,797	19,080	12,036	28,964	23,165	16,381	14,771
Provision for income taxes	2,222	2,553	5,111	6,148	1,920	8,519	7,247	4,935	5,030
Minority interest	—	—	—	—	—	—	—	—	582

Net income	5,441	5,654	11,686	12,932	10,116	20,445	15,918	11,446	9,159
Preferred stock dividends	670	—	1,236	—	—	—	359	574	529
Net income available to common stockholders	$4,771	$5,654	$10,450	$12,932	$10,116	$20,445	$15,559	$10,872	$8,630

	As of or for the		As of or for the
	Three Months Ended		Six Months Ended
	June 30,		June 30,		As of or for the Years Ended December 31,
	2009	2008	2009	2008	2008	2007	2006	2005	2004
(Dollars and shares in	(unaudited)		(unaudited)
thousands, except per
share data)

Per share common data(1):
Basic earnings	$0.24	$0.29	$0.53	$0.66	$0.51	$1.10	$0.99	$0.85	$1.00
Diluted earnings	0.24	0.28	0.52	0.64	0.50	1.08	0.93	0.76	0.87
Diluted cash earnings(2)	0.25	0.29	0.55	0.66	0.55	1.14	0.99	0.82	0.91
Cash dividend declared per common share	0.060	0.051	0.120	0.097	0.222	0.134	0.083	0.065	0.037
Book value per common share	14.78	14.25	14.78	14.53	14.25	13.58	12.45	10.60	9.95
Tangible book value per common share(2)	11.83	11.40	11.83	11.64	11.40	11.16	9.93	6.88	7.31
Average common shares outstanding	19,888	19,810	19,875	19,806	19,816	18,614	15,657	12,811	8,625
Average diluted shares outstanding	20,122	20,298	20,121	20,300	20,313	18,927	17,197	15,000	10,566
Balance sheet data (period end):
Total assets	$2,579,926	$2,611,619	$2,579,926	$2,611,619	$2,580,093	$2,291,630	$2,190,648	$1,911,491	$805,186
Investment securities	309,989	383,285	309,989	383,285	355,244	430,399	531,891	530,302	190,466
Loans receivable	1,972,704	1,951,272	1,972,704	1,951,272	1,956,232	1,606,994	1,416,295	1,204,589	516,655
Allowance for loan losses	41,804	35,653	41,804	35,653	40,385	29,406	26,111	24,175	16,345
Intangible assets	58,661	57,320	58,661	57,320	56,585	45,229	46,985	48,727	22,816
Non-interest bearing deposits	294,339	248,036	294,339	248,036	249,349	211,993	215,142	209,974	86,186
Total deposits	1,832,065	1,901,803	1,832,065	1,901,803	1,847,908	1,592,206	1,607,194	1,427,108	552,878
Subordinated debentures (trust preferred securities)	47,530	47,620	47,530	47,620	47,575	44,572	44,663	44,755	24,219
Total stockholders’ equity	343,354	287,855	343,354	287,855	283,044	253,056	231,419	165,857	106,610
Annualized performance ratios:
Return on average assets	0.84%	0.89%	0.91%	1.02%	0.39%	0.92%	0.78%	0.69%	1.17%
Cash return on average assets(2)	0.91	0.95	0.97	1.08	0.44	0.98	0.86	0.76	1.26
Return on average equity	6.38	7.91	6.84	9.12	3.51	8.50	8.12	7.27	8.61
Cash return on average tangible equity(2)	8.11	10.38	8.65	11.94	4.88	11.06	11.46	10.16	11.54
Net interest margin	4.08	3.89	4.01	3.83	3.82	3.52	3.51	3.37	3.75
Efficiency ratio	62.70	64.04	62.44	57.33	62.68	62.10	64.99	64.94	57.65
Core efficency ratio(3)	56.20	59.00	57.92	59.78	59.32	62.26	65.30	65.16	64.27

	As of or for the		As of or for the
	Three Months Ended		Six Months Ended
	June 30,		June 30,		As of or for the Years Ended December 31,
	2009	2008	2009	2008	2008	2007	2006	2005	2004
	(unaudited)		(unaudited)

Asset quality ratios:
Non-performing assets to total assets	2.05%	0.82%	2.05%	0.82%	1.42%	0.36%	0.23%	0.47%	1.18%
Non-performing loans to total loans	1.79	0.63	1.79	0.63	1.53	0.20	0.32	0.69	1.73
Allowance for loan losses to non-performing loans	118.53	299.26	118.53	299.26	135.08	903.97	574.37	291.62	182.40
Allowance for loan losses to period end loans	2.12	1.87	2.12	1.87	2.06	1.83	1.84	2.01	3.16
Net (recoveries) charge-offs to average loans	0.36	0.26	0.34	0.09	1.01	—	0.03	0.38	0.13
Capital ratios:
Total equity to total assets	13.31%	11.02%	13.31%	11.02%	10.97%	11.04%	10.56%	8.68%	13.24%
Common equity to total assets	11.40	11.02	11.40	11.02	10.97	11.04	10.56	8.68	13.24
Tangible common equity to tangible assets(2)	9.34	9.03	9.34	9.03	8.97	9.25	8.60	6.29	10.71
Tier 1 leverage ratio	13.21	11.21	13.21	11.21	10.87	11.44	11.29	9.22	13.47
Tier 1 risk-based capital ratio	15.07	12.88	15.07	12.88	12.70	13.45	14.57	12.25	17.39
Total risk-based capital ratio	16.32	14.13	16.32	14.13	13.95	14.70	15.83	13.51	17.39
Dividend payout — common	21.94	17.85	20.41	14.89	43.53	12.23	8.46	7.30	3.71

(1)	All per share amounts for periods prior to 2009 have been restated to reflect the effect of an 8% stock dividend that we issued on August 27, 2008 to our shareholders of record on August 13, 2008.

(2)	Because of our level of intangible assets and related amortization expenses, management believes that the following ratios are useful in evaluating our company: diluted cash earnings per share, tangible book value per common share, cash return on average assets, cash return on average tangible equity and tangible common equity to tangible assets. Except for 2009 calculations of cash return on average tangible equity, these non-GAAP calculations, which are similar to the GAAP calculations of diluted earnings per share, book value, return on average assets, return on average equity, and common equity to assets, respectively, are presented in our Forms 10-K and Forms 10-Q, which we have filed with the SEC.

(3)	Because non-recurring items occur during a reporting period, management believes the core efficiency ratio is useful in evaluating our company. This calculation, which is similar to the efficiency ratio, excludes non-recurring items. These non-recurring items are primarily gains or losses on the sale of other real estate owned (OREO), gains or losses on the sale of securities, gains on the sale of our equity investment in subsidiaries, merger expenses, charter consolidation expenses and FDIC special assessments.

RISK FACTORS

Investing in shares of our common stock involves significant risks, including the risks described below. You should carefully consider the following information about these risks, together with the other information contained in this prospectus supplement and the accompanying prospectus and the information incorporated by reference into this prospectus supplement and the accompanying prospectus before purchasing shares of our common stock. If any of these risks actually occurs, our business, financial condition or results of operations could be negatively affected. If this were to happen, the value of our common stock could decline significantly and you could lose all or part of your investment.

Risks Related to Our Industry

Difficult market conditions and economic trends have adversely affected our industry and our business.

Negative developments beginning in the latter half of 2007 in the sub-prime mortgage market and the securitization markets for such loans, together with substantial volatility in oil prices and other factors, have resulted in uncertainty in the financial markets in general and a related general economic downturn, which have continued in 2009. Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. In addition, the values of real estate collateral supporting many loans have declined and may continue to decline. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs. Concerns over the stability of the financial markets and the economy have resulted in decreased lending by financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased commercial and consumer deficiencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Competition among depository institutions for deposits has increased significantly. Financial institutions have experienced decreased access to deposits and borrowings.

The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, financial condition, results of operations and stock price.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more complex by these difficult market and economic conditions. As a result of the foregoing factors, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. We also may be required to pay even higher Federal Deposit Insurance Corporation (FDIC) premiums than the recently increased level because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the deposit insurance fund and reduce its ratio of reserves to insured deposits.

We do not believe these difficult conditions are likely to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies as well as more restricted access to funds. These negative events may have an adverse effect on our business, financial condition, results of operations and stock price.

Recent legislative and regulatory initiatives to address difficult market and economic conditions may not stabilize the U.S. banking system.

The EESA authorized the Treasury, under the TARP program, to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies. The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury allocated $250 billion toward TARP’s Capital Purchase Program to fund the purchase of equity securities from participating institutions. As described above, we issued to the Treasury 50,000 Series A preferred shares and a warrant to purchase 288,129 shares of our common stock pursuant to TARP’s Capital Purchase Program in January 2009.

The EESA followed, and has been followed by, numerous actions by the Federal Reserve, the U.S. Congress, the Treasury, the FDIC, the SEC and others to address the current liquidity and credit crisis that has followed the sub-prime meltdown that commenced in 2007. These measures include homeowner relief that encourages loan restructuring and modification; the establishment of significant liquidity and credit facilities for financial institutions and investment banks; the lowering of the federal funds rate; emergency action against short selling practices; a temporary guaranty program for money market funds; the establishment of a commercial paper funding facility to provide back-stop liquidity to commercial paper issuers; and coordinated international efforts to address illiquidity and other weaknesses in the banking sector. The purpose of these legislative and regulatory actions is to stabilize the U.S. banking system. The EESA and the other regulatory initiatives described above may not have their desired effects. Should these or other legislative or regulatory initiatives fail to stabilize the financial markets, our business, financial condition, results of operations and prospects could be materially and adversely affected.

Future legislation and regulation could negatively impact our ability to execute our business strategies.

In addition to the legislation that has been enacted and regulations that have been promulgated, there is a potential for new federal or state laws and regulations regarding lending and funding practices and liquidity standards, and financial institution regulatory agencies are expected to be very aggressive in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement actions. Negative developments in the financial services industry and the impact of recently enacted or new legislation in response to those developments could negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. In addition, industry, legislative or regulatory developments may cause us to materially change our existing strategic direction, capital strategies, compensation or operating plans.

President Obama recently announced a proposal to reform the U.S. financial system. Among other things, the plan would merge the Office of Thrift Supervision with the Office of the Comptroller of the Currency, create a new consumer protection agency and authorize greater powers for the Federal Reserve Board.

These initiatives, in addition to any other legislative or regulatory initiatives, may have unintended consequences on financial institutions. If these initiatives negatively impact our ability to implement our business strategies, it may have a material adverse effect on our results of operations and future prospects.

Recent increases in deposit insurance coverage are expected to increase our FDIC insurance assessments and result in higher noninterest expense.

The EESA temporarily raised the limit on federal deposit insurance coverage from $100,000 to $250,000 per depositor. The limits are scheduled to return to $100,000 on January 1, 2014. The temporary increase in insured deposit results in a higher assessment for Centennial Bank and will adversely affect our results of operations as an increase in noninterest expense. Should more bank failures occur, the premium assessments could continue to increase.

Separate from the EESA, in October 2008, the FDIC also announced the Temporary Liquidity Guarantee Program. By participating in the deposit guarantee portion of the TLG Program, we are subject to a coverage charge of 10 basis points per annum for noninterest-bearing deposit accounts exceeding the existing deposit insurance limit of $250,000. In August 2009, the FDIC issued a final rule regarding the extension of the deposit guarantee portion of the TLG Program. Under this rule, the expiration of the program is extended to June 30, 2010. In connection with the extension, the annual fees associated with the deposit guarantee portion of the TLG Program increase from 10 basis points to 15 to 25 basis points after December 31, 2009. The particular rate to be assessed will be based upon the risk category of the institution. While we have the ability to end our participation in the deposit guarantee portion of the TLG Program on December 31, 2009 by opting out prior to November 2, 2009, we intend to continue our participation through June 30, 2010. This assessment will also adversely affect our results of operations.

These programs have placed additional stress on the deposit insurance fund. In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by seven cents for every $100 of deposits beginning with the first quarter of 2009, with additional changes beginning April 1, 2009, which require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels.

In May 2009, the FDIC voted to amend the restoration plan and impose a special assessment of 10 basis points of each insured institution’s assets less its Tier 1 capital as of June 30, 2009, which would be collected on September 30, 2009. Based on our deposit levels at June 30, 2009, we accrued a special assessment amount of approximately $1.2 million. The rule also permits the FDIC to impose an additional emergency special assessment after June 30, 2009, of up to five basis points if necessary to maintain public confidence in federal deposit insurance. The special assessment imposed, as well as any additional assessment, will adversely affect our results of operations.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the recently increased levels.

Current levels of market volatility are unprecedented.

The capital and credit markets have been experiencing volatility and disruption since 2007. In recent months, the volatility and disruption has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market disruption and volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

Our profitability is vulnerable to interest rate fluctuations and monetary policy.

Most of our assets and liabilities are monetary in nature, and thus subject us to significant risks from changes in interest rates. Consequently, our results of operations can be significantly affected by changes in interest rates and our ability to manage interest rate risk. Changes in market interest rates, or changes in the relationships between short-term and long-term market interest rates, or changes in the relationship between different interest rate indices can affect the interest rates charged on interest-earning assets differently than the interest paid on interest-bearing liabilities. This difference could result in an increase in interest expense relative to interest income or a decrease in interest rate spread. In addition to affecting our profitability, changes in interest rates can impact the valuation of our assets and liabilities.

As of June 30, 2009, our one-year ratio of interest-rate-sensitive assets to interest-rate-sensitive liabilities was 112.9% and our cumulative repricing gap position was 7.0% of total earning assets, resulting in a limited impact on earnings for various interest rate change scenarios. Floating rate loans made up 22.1% of our $1.97 billion loan portfolio. A loan is considered fixed rate if the loan is currently at its adjustable floor or ceiling. As a result of the decline in the interest rate environment during 2008, as of June 30, 2009, we had approximately $269.8 million of loans that cannot be additionally priced down but could price up if rates were to return to higher levels. In addition, 64.3% of our loans receivable and 89.3% of our time deposits at June 30, 2009, were scheduled to reprice within 12 months and our other rate sensitive asset and rate sensitive liabilities composition is subject to change. Significant composition changes in our rate sensitive assets or liabilities could result in a more unbalanced position and interest rate changes would have more of an impact on our earnings.

Our results of operations are also affected by the monetary policies of the Federal Reserve Board. Actions by the Federal Reserve Board involving monetary policies could have an adverse effect on our deposit levels, loan demand or business and earnings.

We are subject to extensive regulation that could limit or restrict our activities and impose financial requirements or limitations on the conduct of our business, which limitations or restrictions could adversely affect our profitability.

We are a registered bank holding company primarily regulated by the Federal Reserve Board. Our bank subsidiary is also primarily regulated by the Federal Reserve Board and the Arkansas State Bank Department.

Complying with banking industry regulations is costly and may limit our growth and restrict certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capital requirements by our regulators. Violations of various laws, even if unintentional, may result in significant fines or other penalties, including restrictions on branching or bank acquisitions. Recently, banks generally have faced increased regulatory sanctions and scrutiny, particularly under the USA PATRIOT Act and statutes that promote customer privacy or seek to prevent money laundering. As regulation of the banking industry continues to evolve, we expect the costs of compliance to continue to increase and, thus, to affect our ability to operate profitably. In addition, any regulatory restrictions placed on us may negatively affect our future prospects.

Risks Related to Our Business

Our decisions regarding credit risk could be inaccurate and our allowance for loan losses may be inadequate, which would materially and adversely affect our business, financial condition, results of operations and future prospects.

Management makes various assumptions and judgments about the collectability of our loan portfolio, including the creditworthiness of our borrowers and the value of the real estate and other assets serving as collateral for the repayment of our secured loans. We endeavor to maintain an allowance for loan losses that we consider adequate to absorb future losses that may occur in our loan portfolio. In determining the size of the allowance, we analyze our loan portfolio based on our historical loss experience, volume and classification of loans, volume and trends in delinquencies and non-accruals, national and local economic conditions, and other pertinent information. As of June 30, 2009, our allowance for loan losses was approximately $41.8 million, or 2.12% of our total loans receivable.

If our assumptions are incorrect, our current allowance may be insufficient to absorb future loan losses, and increased loan loss reserves may be needed to respond to different economic conditions or adverse developments in our loan portfolio. The current economic environment has made it more difficult for us to estimate the losses that we will experience in our loan portfolio. In addition, federal and state regulators periodically review our allowance for loan losses and may require us to increase our allowance for loan losses or recognize further loan charge-offs based on judgments different than those of our management. Any increase in our allowance for loan losses or loan charge-offs could have a negative effect on our operating results.

Our high concentration of commercial real estate, construction and land development and commercial and industrial loans expose us to increased lending risks.

As of June 30, 2009, the primary composition of our loan portfolio was as follows:

•	commercial real estate loans (excludes construction and land development) of $833.1 million, or 42.2% of total loans;

•	construction and land development loans of $347.0 million, or 17.6% of total loans;

•	commercial and industrial loans of $224.0 million, or 11.4% of total loans;

•	residential real estate loans of $480.3 million, or 24.4% of total loans; and

•	consumer loans of $41.8 million, or 2.1% of total loans.

Commercial real estate, construction and land development and commercial and industrial loans, which comprised 71.2% of our total loan portfolio as of June 30, 2009, expose us to a greater risk of loss than our residential real estate and consumer loans, which comprised 26.5% of our total loan portfolio as of June 30, 2009. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship exposes us to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.

Our concentration in commercial real estate loans exposes us to greater risk associated with those types of loans. The repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate or commercial project. If the cash flows from the project are reduced, a borrower’s ability to repay the loan may be impaired. This cash flow shortage may result in the failure to make loan payments. In such cases, we may be compelled to modify the terms of the loan. In addition, the nature of these loans is such that they are generally less predictable and more difficult to evaluate and monitor. As a result, repayment of these loans may, to a greater extent than residential loans, be subject to adverse conditions in the real estate market or economy.

These risks, especially in periods of adverse market conditions such as the current environment, may result in losses to us, which adversely affect our financial condition and results of operations.

Deterioration in local economic and housing markets has led to loan losses and reduced earnings and could lead to additional loan losses and reduced earnings.

For the past two years, there has been a dramatic decrease in housing and real estate values, coupled with a significant increase in the rate of unemployment, in our Florida markets. These trends have contributed to an increase in our non-performing loans and reduced asset quality. As of June 30, 2009, our non-performing loans totaled approximately $35.3 million, or 1.79% of the loan portfolio. Non-performing assets were approximately $52.9 million as of this same date, or 2.05% of total assets. In addition, we had approximately $12.3 million in accruing loans that were between 30 and 89 days delinquent as of June 30, 2009. If market conditions continue to deteriorate, they may lead to additional valuation adjustments on our loan portfolios and real estate owned as banks continue to reassess the market value of their loan portfolios, the losses associated with the loans in default and the net realizable value of real estate owned.

Our non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur additional losses relating to an increase in non-performing loans. We do not record interest income on non-accrual loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related loan to the then-fair market value of the collateral, which may result in a loss. These loans and other real estate owned also increase our risk profile and the capital our regulators believe is appropriate in light of such risks. In addition, the resolution of non-performing assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. These effects, individually or in the aggregate, could have an adverse effect on our financial condition and results of operations.

While we believe our allowance for loan losses is adequate as of June 30, 2009, as additional facts become known about relevant internal and external factors that affect loan collectability and our assumptions, it may result in our making additions to the provision for loan loss during 2009. Any failure by management to closely monitor the status of the market and make the necessary changes could have a negative effect on our operating results.

Additionally, our success significantly depends upon the growth in population, income levels, deposits and housing starts in our markets. Generally, trends in these factors have been negative over the most recent two years in our Florida markets. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally continue to remain challenging, our business may be adversely affected. Our specific market areas have experienced decreased growth or negative growth, which has affected the ability of our customers to repay their loans to us and has generally affected our financial condition and results of operations. We are less able than a larger institution to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Moreover, we cannot give any assurance we will benefit from any market growth or favorable economic conditions in our primary market areas if they do occur.

If the value of real estate in our Florida markets were to remain depressed or decline further, a significant portion of our loans in our Florida market could become under-collateralized, which could have a material adverse effect on us.

As of June 30, 2009, loans in the Florida market totaled $325.4 million, or 16.5% of our loans receivable. Of those loans, approximately 92.1% were secured by real estate. The recent decline in local economic conditions has adversely affected the values of our real estate collateral in Florida and will likely continue to do so for the foreseeable future. The real estate collateral in each case provides an alternate source of repayment on our loans in the event of default by the borrower but may deteriorate in value during the time credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected.

Because we have a concentration of exposure to a number of individual borrowers, a significant loss on any of those loans could materially and adversely affect our business, financial condition, results of operations, and future prospects.

We have a concentration of exposure to a number of individual borrowers. Under applicable law, our bank subsidiary is generally permitted to make loans to one borrowing relationship up to 20% of its capital. As of June 30, 2009, the legal lending limit of our bank subsidiary for secured loans was approximately $58.6 million. Currently, our board of directors has established an in-house lending limit of $20.0 million to any one borrowing relationship without obtaining the approval of any two of our Chairman, our President and our director Richard H. Ashley. A significant loss on any one of these loans could materially and adversely affect our business, financial condition, results of operations and future prospects.

A portion of our loans are to customers who have been adversely affected by the home building industry.

Customers who are builders and developers face greater difficulty in selling their homes in markets where the decrease in housing and real estate values are more pronounced. Consequently, we are facing increased delinquencies and non-performing assets as these customers are forced to default on their loans. We do not anticipate that the housing market will improve in the near-term, and accordingly, additional downgrades, provisions for loan losses and charge-offs relating to our loan portfolios may occur.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures.

Our cost of funds may increase as a result of general economic conditions, FDIC insurance assessments, interest rates and competitive pressures. We have traditionally obtained funds principally through local deposits, and we have a base of lower cost transaction deposits. Generally, we believe local deposits are a more stable source of funds than other borrowings because interest rates paid for local deposits are typically lower than interest rates charged for borrowings from other institutional lenders. In addition, local deposits reflect a mix of transaction and time deposits, whereas brokered deposits typically are less stable time deposits, which may need to be replaced with higher cost funds. Our costs of funds and our profitability and liquidity are likely to be adversely affected, if and to the extent we have to rely upon higher cost borrowings from other institutional lenders or brokers to fund loan demand or liquidity needs, and changes in our deposit mix and growth could adversely affect our profitability and the ability to expand our loan portfolio.

The loss of key officers may materially and adversely affect our business, financial condition, results of operations and future prospects.

Our success depends significantly on our executive officers, especially John W. Allison, C. Randall Sims, Ron W. Strother, Randy E. Mayor, and on our regional bank presidents. Centennial Bank, in particular, relies heavily on its management team’s relationships in its local communities to generate business. Because we do not have employment agreements or non-compete agreements with our employees, our executive officers and regional bank presidents are free to resign at any time and accept an employment offer from another company, including a competitor. The loss of services from a member of our current management team may materially and adversely affect our business, financial condition, results of operations and future prospects.

The TARP Capital Purchase Program and recent legislation impose certain executive compensation and corporate governance requirements, which could adversely affect us and our business, including our ability to recruit and retain qualified employees.

The securities purchase agreement we entered into in connection with our participation in the TARP Capital Purchase Program required us to adopt the Treasury’s standards for executive compensation and corporate governance while the Treasury holds securities issued by us pursuant to the TARP Capital Purchase Program, including any common stock issuable under the warrants we issued to the Treasury. These standards generally apply to our chief executive officer, chief financial officer and the three next most highly compensated senior executive officers. The ARRA imposed further limitations on compensation while the Treasury holds equity issued by us pursuant to the TARP Capital Purchase Program.

The Treasury released an interim final rule on TARP standards for compensation and corporate governance on June 10, 2009, which implemented and further expanded the limitations and restrictions imposed on executive compensation and corporate governance by the TARP Capital Purchase Program and ARRA. The rules apply to us as a recipient of funds under the TARP Capital Purchase Program. The rules clarify prohibitions on bonus payments, provide guidance on the use of restricted stock awards, expand restrictions on golden parachute payments, mandate enforcement of clawback provisions unless unreasonable to do so, outline the steps compensation committees must take when evaluating risks posed by compensation arrangements, and require the adoption and disclosure of a luxury expenditure policy, among other things. New requirements under the rules include enhanced disclosure of perquisites and the use of compensation consultants, and a prohibition on tax gross-up payments.

These provisions and any future rules issued by the Treasury could adversely affect our ability to attract and retain management capable and motivated sufficiently to manage and operate our business through difficult economic and market conditions. If we are unable to attract and retain qualified employees to manage and operate our business, we may not be able to successfully execute our business strategy.

We may not meet TARP lending goals.

Congress and bank regulators have encouraged participants in the TARP Capital Purchase Program to use such capital to make loans, but it may not be possible to safely, soundly and profitably make sufficient loans to creditworthy persons in the current economy to satisfy such goals. We continue to lend and to report our lending to the Treasury. The future demands for additional lending are unclear and uncertain, and we could be forced to make loans that involve risks or terms that we would not otherwise find acceptable or in our shareholders’ best interest. Such loans could adversely affect our results of operation and financial condition and may be in conflict with bank regulations and requirements as to liquidity and capital. The profitability of funding such loans using deposits may be adversely affected by increased FDIC insurance premiums.

Our growth and expansion strategy may not be successful and our market value and profitability may suffer.

Growth through the acquisition of banks (including FDIC-assisted transactions) and de novo branching represent important components of our business strategy. Any future acquisitions we might make will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	credit risk associated with the acquired bank’s loans and investments;

•	difficulty of integrating operations and personnel; and

•	potential disruption of our ongoing business.

We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.

In the current economic environment, we may have opportunities to acquire the assets and liabilities of failed banks in FDIC-assisted transactions. These acquisitions involve risks similar to acquiring existing bank even though the FDIC might provide assistance to mitigate certain risks such as sharing in exposure to loan losses and providing indemnification against certain liabilities of the failed institution. However, because these acquisitions are structured in a manner that would not allow us the time normally associated with preparing for integration of an acquired institution, we may face additional risks in FDIC-assisted transactions. These risks include, among other things, the loss of customers, strain on management resources related to collection and management of problem loans and problems related to integration of personnel and operating systems.

In addition to the acquisition of existing financial institutions, as opportunities arise we plan to continue de novo branching. De novo branching and any acquisition carries with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses associated with establishing a de novo branch or a new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	economic downturns in the new market;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

We cannot assure that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions (including FDIC-assisted transactions) and de novo branching. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability.

There may be undiscovered risks or losses associated with our acquisitions of bank subsidiaries which would have a negative impact upon our future income.

Our growth strategy includes strategic acquisitions of banks. We have acquired five banks since we started our first subsidiary bank in 1999, including three in 2005 and one in 2008, and will continue to consider strategic acquisitions, with a primary focus on Arkansas and Florida. In most cases, our acquisition of a bank includes the acquisition of all of the target bank’s assets and liabilities, including its loan portfolio. There may be instances when we, under our normal operating procedures, may find after the acquisition that there may be additional losses or undisclosed liabilities with respect to the assets and liabilities of the target bank, and, with respect to its loan portfolio, that the ability of a borrower to repay a loan may have become impaired, the quality of the value of the collateral securing a loan may fall below our standards, or the allowance for loan losses may not be adequate. One or more of these factors might cause us to have additional losses or liabilities, additional loan charge-offs, or increases in allowances for loan losses, which would have a negative impact upon our financial condition and results of operations.

Competition from other financial institutions may adversely affect our profitability.

The banking business is highly competitive. We experience strong competition, not only from commercial banks, savings and loan associations and credit unions, but also from mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds and other financial services providers operating in or near our market areas. We compete with these institutions both in attracting deposits and in making loans.

Many of our competitors are much larger national and regional financial institutions. We may face a competitive disadvantage against them as a result of our smaller size and resources and our lack of geographic diversification. Many of our competitors are not subject to the same degree of regulation that we are as an FDIC-insured institution, which gives them greater operating flexibility and reduces their expenses relative to ours.

We also compete against community banks that have strong local ties. These smaller institutions are likely to cater to the same small and mid-sized businesses that we target and to use a relationship-based approach similar to ours. In addition, our competitors may seek to gain market share by pricing below the current market rates for loans and paying higher rates for deposits. Competitive pressures can adversely affect our results of operations and future prospects.

We may incur environmental liabilities with respect to properties to which we take title.

A significant portion of our loan portfolio is secured by real property. In the course of our business, we may own or foreclose and take title to real estate and could become subject to environmental liabilities with respect to these properties. We may become responsible to a governmental agency or third parties for property damage, personal injury, investigation and clean-up costs incurred by those parties in connection with environmental contamination, or may be required to investigate or clean-up hazardous or toxic substances, or chemical releases at a property. The costs associated with environmental investigation or remediation activities could be substantial. If we were to become subject to significant environmental liabilities, it could have a material adverse effect on our results of operations and financial condition.

We continually encounter technological change, and we may have fewer resources than many of our competitors to continue to invest in technological improvements.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to better serving customers, effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, upon our ability to address the needs of our clients by using technology to provide products and services that will satisfy client demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our clients, which may adversely affect our results of operations and future prospects.

As a service to our clients, Centennial Bank currently offers Internet banking. Use of this service involves the transmission of confidential information over public networks. We cannot be sure that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in a compromise or breach in the commercially available encryption and authentication technology that we use to protect our clients’ transaction data. If we were to experience such a breach or compromise, we could suffer losses and our operations could be adversely affected.

Our recent results do not indicate our future results and may not provide guidance to assess the risk of an investment in our common stock.

We are unlikely to sustain our historical rate of growth, and may not even be able to expand our business at all. Further, our recent growth may distort some of our historical financial ratios and statistics. Various factors, such as economic conditions, regulatory and legislative considerations and competition, may also impede or prohibit our ability to expand our market presence. If we are not able to successfully grow our business, our financial condition and results of operations could be adversely affected.

We may not experience continued growth.

Over the past five years, we have experienced significant growth through acquisitions and organic growth. We cannot provide assurance that our growth will continue. If our growth does not continue, we may not be able to effectively deploy the capital we raise in this offering, which might negatively impact our return on equity and our stock price.

We may not be able to raise the additional capital we need to grow and, as a result, our ability to expand our operations could be materially impaired.

Federal and state regulatory authorities require us and our bank subsidiary to maintain adequate levels of capital to support our operations. While we believe that the $50 million in capital we obtained through the sale of the Series A preferred shares to the Treasury in January 2009, the $93.4 million we intend to raise in this offering (or $107.4 million including the over-allotment) (net of underwriting discounts and commissions and other estimated offering expenses), and our pre-existing capital (which already exceeded the federal and state capital requirements) will be sufficient to support our current operations, anticipated expansion and potential acquisitions, factors such as faster than anticipated growth, reduced earning levels, operating losses, changes in economic conditions, revisions in regulatory requirements, or additional acquisition opportunities may lead us to seek additional capital.

Our ability to raise additional capital, if needed, will depend on our financial performance and on conditions in the capital markets at that time, which are outside our control. If we need additional capital but cannot raise it on terms acceptable to us, our ability to expand our operations could be materially impaired.

Our directors and executive officers own a significant portion of our common stock and can exert significant influence over our business and corporate affairs.

Our directors and executive officers, as a group, beneficially owned 31.0% of our common stock as of July 31, 2009. Consequently, if they vote their shares in concert, they can significantly influence the outcome of all matters submitted to our shareholders for approval, including the election of directors. The interests of our officers and directors may conflict with the interests of other holders of our common stock, and they may take actions affecting the Company with which you disagree.

Our accounting policies and methods impact how we report our financial condition and results of operations. Application of these policies and methods may require management to make estimates about matters that are uncertain.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Our management must exercise judgment in selecting and applying many of these accounting policies and methods so they comply with generally accepted accounting principles and reflect management’s judgment of the most appropriate manner to report our financial condition and results of operations. In some cases, management must select the accounting policy or method to apply from two or more alternatives, any of which might be reasonable under the circumstances yet might result in our reporting materially different amounts than would have been reported under a different alternative. For a description of our significant accounting policies, see Note 1 of the Notes to Consolidated Financial Statements contained in our Annual Report of Form 10-K for the year ended December 31, 2008. These accounting policies are critical to presenting our financial condition and results of operations. They may require management to make difficult, subjective or complex judgments about matters that are uncertain. Materially different amounts could be reported under different conditions or using different assumptions.

Changes in accounting standards could materially impact our consolidated financial statements.

The regulatory bodies that establish accounting standards, including the Financial Accounting Standards Board, SEC and other regulatory bodies, from time to time may change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in changes to previously reported financial results, or a cumulative charge to retained earnings.

Our internal controls may be ineffective.

We regularly review and update our internal controls, disclosure controls and procedures and corporate governance policies and procedures. As a result, we may incur increased costs to maintain and improve our controls and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls or procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations or financial condition.

A natural disaster or act of terrorism, especially one affecting our market areas, could adversely affect our business, financial condition, results of operations and future prospects.

We are at risk of natural disaster or acts of terrorism, even if our market areas are not primarily affected. Our Florida market, in particular, is subject to risks from hurricanes, which may damage or dislocate our facilities, damage or destroy collateral, adversely affect the livelihood of borrowers or otherwise cause significant economic dislocation in areas we serve.

Our management has broad discretion over the use of proceeds from this offering.

Although we have indicated our intent to use the proceeds from this offering to fund internal growth and selected future acquisitions and for general corporate purposes, possibly including a repurchase of securities we have issued to the Treasury, our board of directors retains significant discretion with respect to the use of proceeds from this offering. If we use the funds to acquire other businesses, there can be no assurance that any business we acquire would be successfully integrated into our operations or otherwise perform as expected. Likewise, other uses of the proceeds from this offering may not generate favorable returns for us.

Risks Related to Owning Our Stock

Regulatory and contractual restrictions may limit or prevent us from paying dividends on the Series A preferred shares and our common stock.

Unlike indebtedness, where principal and interest would customarily be payable on specified due dates, with respect to the Series A preferred shares and our common stock, dividends are payable only when, as and if authorized and declared by our board of directors and depend on, among other things, our results of operations, financial condition, debt service requirements, other cash needs and any other factors our board of directors deems relevant and, under Arkansas law, may be paid only out of lawfully available funds.

We are an entity separate and distinct from our bank subsidiary and derive substantially all of our revenue in the form of dividends from that subsidiary. Accordingly, we are and will be dependent upon dividends from our bank subsidiary to pay the principal of and interest on our indebtedness, to satisfy our other cash needs and to pay dividends on the Series A preferred shares and our common stock. The ability of our bank subsidiary to pay dividends is subject to its ability to earn net income and to meet certain regulatory requirements. In the event it is unable to pay dividends to us, we may not be able to pay dividends on the

Series A preferred shares or our common stock. Also, our right to participate in a distribution of assets upon a subsidiary’s liquidation or reorganization is subject to the prior claims of the subsidiary’s creditors.

We are also subject to certain contractual restrictions that could prohibit us from declaring or paying dividends or making liquidation payments on our common stock or the Series A preferred shares.

The holders of our subordinated debentures have rights that are senior to those of our shareholders. If we defer payments of interest on our outstanding subordinated debentures or if certain defaults relating to those debentures occur, we will be prohibited from declaring or paying dividends or distributions on, and from making liquidation payments with respect to, the Series A preferred shares and our common stock.

We have $47.5 million of subordinated debentures issued in connection with trust preferred securities. Payments of the principal and interest on the trust preferred securities are unconditionally guaranteed by us. The subordinated debentures are senior to our shares of common stock and the Series A preferred shares. As a result, we must make payments on the subordinated debentures (and the related trust preferred securities) before any dividends can be paid on the Series A preferred shares and our common stock and, in the event of our bankruptcy, dissolution or liquidation, the holders of the debentures must be satisfied before any distributions can be made to the holders of the Series A preferred shares or our common stock. We have the right to defer distributions on the subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our capital stock (including the Series A preferred shares and our common stock). If we elect to defer or if we default with respect to our obligations to make payments on these subordinated debentures, this would likely have a material adverse effect on the market value of the Series A preferred shares and our common stock. Moreover, without notice to or consent from the holders of the Series A preferred shares or our common stock, we may issue additional series of subordinated debt securities in the future with terms similar to those of our existing subordinated debt securities or enter into other financing agreements that limit our ability to purchase or to pay dividends or distributions on our capital stock, including our common stock.

The securities purchase agreement between us and the Treasury limits our ability to pay dividends on and repurchase our common stock.

The securities purchase agreement between us and the Treasury provides that prior to the earlier of January 16, 2012 and the date on which all of the Series A preferred shares have been redeemed by us or transferred by the Treasury to third parties, we may not, without the consent of the Treasury, (a) increase the cash dividend on our common stock above $0.06 per share or (b) subject to limited exceptions, redeem, repurchase or otherwise acquire any shares of our common stock or preferred stock (other than the Series A preferred shares) or any trust preferred securities issued by us. In addition, we are unable to pay any dividends on our common stock unless we are current in our dividend payments on the Series A preferred shares. These restrictions, together with the potentially dilutive impact of the warrant described in this prospectus supplement, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, as and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

We may be unable to, or choose not to, pay dividends on our common stock.

Although we have paid a quarterly dividend on our common stock since the second quarter of 2003 and expect to continue this practice, we cannot assure you of our ability to continue. Our ability to pay dividends depends on the following factors, among others:

•	We may not have sufficient earnings since our primary source of income, the payment of dividends to us by our bank subsidiary, is subject to federal and state laws that limit the ability of that bank to pay dividends.

•	Federal Reserve Board policy requires bank holding companies to pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition.

•	Before dividends may be paid on our common stock in any year, payments must be made on our subordinated debentures and the Series A preferred shares as described in this “Risk Factors” section and elsewhere in this prospectus supplement.

•	Our board of directors may determine that, even though funds are available for dividend payments, retaining the funds for internal uses, such as expansion of our operations, is a better strategy.

If we fail to pay dividends, capital appreciation, if any, of our common stock may be the sole opportunity for gains on an investment in our common stock. In addition, in the event our bank subsidiaries become unable to pay dividends to us, we may not be able to service our debt, pay our other obligations or pay dividends on the Series A preferred shares or our common stock. Accordingly, our inability to receive dividends from our bank subsidiaries could also have a material adverse effect on our business, financial condition and results of operations and the value of your investment in our common stock.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell common stock when you want or at prices you find attractive.

We cannot predict the prices at which our common stock will trade in the future. The market value of our common stock will likely continue to fluctuate in response to a number of factors including the following, most of which are beyond our control, as well as the other factors described in this “Risk Factors” section:

•	actual or anticipated variations in quarterly results of operations;

•	changes in financial estimates and recommendations by securities analysts;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	news reports relating to trends, concerns and other issues in the financial services industry;

•	perceptions in the marketplace regarding us and/or our competitors;

•	developments related to investigations, proceedings or litigation that involve us;

•	dispositions, acquisitions and financings;

•	actions of our current shareholders, including sales of common stock by existing shareholders and our directors and executive officers; and

•	regulatory developments.

General economic conditions and events, such as economic slowdowns or recessions, interest rate changes and credit loss trends could also cause our common stock price to decrease regardless of our operating results. Our common stock also has a low average daily trading volume relative to many other stocks. This can lead to significant price swings even when a relatively small number of shares are being traded. The market value of our common stock may also be affected by conditions affecting the financial markets in general, including price and trading fluctuations. These conditions may result in (i) volatility in the level of, and fluctuations in, the market prices of stocks generally and, in turn, our common stock and (ii) sales of substantial amounts of our common stock in the market, in each case that could be unrelated or disproportionate to changes in our operating performance. These broad market fluctuations may adversely affect the market value of our common stock.

There may be future sales of additional common stock or preferred stock or other dilution of our equity, which may adversely affect the value of our common stock or the Series A preferred shares.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. The value of our common stock or the Series A preferred shares could decline as a result of sales by us of a large number of shares of common stock or preferred stock or similar securities in the market or the perception that such sales could occur.

Anti-takeover provisions could negatively impact our shareholders.

Provisions in our articles of incorporation, bylaws and corporate policies, Arkansas corporate law and federal regulations could delay or prevent a third party from acquiring us, despite the possible benefit to our shareholders, or otherwise adversely affect the value of any class of our equity securities, including our common stock and the Series A preferred shares. These provisions include advance notice requirements for nominations for election to our board of directors and for proposing matters that shareholders may act on at shareholder meetings and a provision allowing directors to fill a vacancy in our board of directors. Our articles of incorporation also authorize our board of directors to issue preferred stock, and although our board of directors has not had and does not presently have any intention of issuing any preferred stock for anti-takeover purposes, preferred stock could be issued as a defensive measure in response to a takeover proposal. In addition, because we are a bank holding company, purchasers of 10% or more of our common stock may be required to obtain approvals under the Change in Bank Control Act of 1978, as amended, or the Bank Holding Company Act of 1956, as amended (and in certain cases such approvals may be required at a lesser percentage of ownership). Specifically, under regulations adopted by the Federal Reserve, any other bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 5% or more of our common stock and any person other than a bank holding company may be required to obtain the approval of the Federal Reserve to acquire or retain 10% or more of our common stock.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our board of directors.

We may not be able to redeem the Series A preferred shares or repurchase the warrant we issued to the Treasury.

Following this offering, we will review a potential redemption of the Series A preferred shares and the warrant we issued to the Treasury in connection with the TARP Capital Purchase Program. The rules and policies applicable to recipients of capital under the TARP Capital Purchase Program continue to evolve and their scope, timing and effect cannot be predicted. While we may wish to use a portion of the net proceeds from this offering to redeem the Series A preferred shares and repurchase the warrant we issued to the Treasury, we may not be permitted to do so. Any such transaction would require prior Federal Reserve and Treasury approval. Based on recently issued Federal Reserve guidelines, an institution must demonstrate an ability to access the long-term debt markets without reliance on the FDIC’s TLG Program, successfully demonstrate access to public equity markets and meet a number of additional requirements and considerations before repurchasing or redeeming any securities sold to the Treasury under the TARP Capital Purchase Program.

These conditions on the repurchase or redemption of securities sold to Treasury under the TARP Capital Purchase Program supplement, and do not supplant, the usual regulatory limitations that apply to the repurchase or redemption of capital instruments by bank holding companies. Bank supervisors will weigh an institution’s interest in repurchasing or redeeming outstanding securities issued under the TARP Capital Purchase Program against the extent that the capital contribution represented by such securities has increased the institution’s soundness, capital adequacy and ability to lend. Supervisors must also confirm that the institution has a comprehensive internal capital assessment process before the institution will be permitted to repurchase or redeem such securities. As a result of these various conditions on our ability to repurchase or redeem capital instruments, it is uncertain if we will be able to redeem the Series A preferred shares and repurchase the warrant issued to the Treasury even if we have sufficient financial resources to do so.

If we are unable to redeem the Series A preferred shares after five years, the cost of this capital to us will increase substantially.

If we are unable to redeem the Series A preferred shares prior to February 15, 2014, the cost of this capital to us will increase substantially on that date, from 5.0% per annum (approximately $2.5 million annually) to 9.0% per annum (approximately $4.5 million annually). Depending on our financial condition at the time, this increase in the annual dividend rate on the Series A preferred shares could have a material negative effect on our liquidity and financial condition.

The Series A preferred shares impact net income available to our common shareholders and earnings per common share, and the warrant we issued to the Treasury may be dilutive to holders of our common stock.

The dividends declared on the Series A preferred shares will reduce the net income available to common shareholders and our earnings per common share. The Series A preferred shares will also receive preferential treatment in the event of liquidation, dissolution or winding up of the Company. Additionally, the ownership interests of the existing holders of our common stock will be diluted to the extent the warrant we issued to the Treasury in conjunction with the sale to the Treasury of the Series A preferred shares is exercised. The shares of common stock underlying the warrant represent approximately 1.4% of the shares of our common stock outstanding as of June 30, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although the Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

Our stock trading volume may not provide adequate liquidity for investors.

Although shares of our common stock are listed for trade on the NASDAQ Global Select Market, the average daily trading volume in the common stock is less than that of other larger financial services companies. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of a sufficient number of willing buyers and sellers of the common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the daily average trading volume of our common stock, significant sales of the common stock in a brief period of time, or the expectation of these sales, could cause a decline in the price of our common stock.

Our common stock is not an insured deposit.

Our common stock is not a bank deposit and, therefore, losses in its value are not insured by the FDIC, any other deposit insurance fund or by any other public or private entity. Investment in our common stock is inherently risky for the reasons described in this “Risk Factors” section and elsewhere in this prospectus supplement, and is subject to the same market forces that affect the price of common stock in any other company.

USE OF PROCEEDS

We expect to receive net proceeds from the sale of common stock offered hereby of approximately $93.4 million (or approximately $107.4 million if the underwriters exercise their over-allotment option in full), after deducting underwriting discounts and commissions and estimated expenses payable by us. We intend to use the net proceeds of the offering to fund internal growth and selective acquisitions that meet our disciplined criteria and for general corporate purposes. With respect to acquisitions, we may use proceeds of the offering to take advantage of opportunities such as FDIC-assisted acquisitions. Depending on our evaluation of the optimal use of the proceeds of the offering, we may determine to apply proceeds to the repurchase of all or a portion of the Series A preferred shares and warrant we have issued to the Treasury. Pending allocation to specific uses, we intend to deposit the proceeds in a non-interest bearing account with our subsidiary bank.

CAPITALIZATION

The following table sets forth our unaudited consolidated capitalization as of June 30, 2009:

•	on an actual basis; and

•	on an as-adjusted basis, to give effect to the sale of 4,950,000 shares of common stock offered by us at the public offering price of $19.85 per share in this offering, and after deducting the underwriting discount and our estimated offering expenses.

	As of June 30, 2009
	Actual	As Adjusted
	(Dollars in thousands)

Certain long-term debt
Subordinated debt	$47,530	$47,530

Certain long-term debt	$47,530	$47,530
Stockholders’ equity
Preferred stock, $0.01 par value; authorized 5,500,000 shares; 50,000 shares issued and outstanding at June 30, 2009	$49,185	$49,185
Common stock, $0.01 par value; 50,000,000 shares authorized; shares issued and outstanding 19,902,713 at June 30, 2009 (as adjusted, shares issued and outstanding 24,852,713 at June 30, 2009)	199	249
Capital surplus	255,009	348,309
Retained earnings	40,704	40,704
Accumulated other comprehensive loss	(1,743)	(1,743)
Total stockholders’ equity	343,354	436,704

Certain long-term debt and stockholders’ equity	$390,884	$484,234
Consolidated capital ratios
Tangible common equity to tangible assets	9.34%	12.58%
Leverage ratio	13.21	16.29
Tier 1 risk-based capital ratio	15.07	19.11
Total risk-based capital ratio	16.32	20.36

Please see the “Prospectus Supplement Summary — The Offering” section for a description of options and warrants outstanding.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS DECLARED

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HOMB.” Set forth below are the high and low sales prices for our common stock as reported by the NASDAQ Global Select Market for the two most recently completed fiscal years (adjusted for the 8% stock dividend we issued in August 2008), the first two fiscal quarters of the current fiscal year, and the period from July 1, 2009 through September 15, 2009. Also set forth below are dividends declared per share in each of these periods:

			Dividends
	High	Low	Declared

2007
First Quarter	$23.25	$20.16	$0.023
Second Quarter	21.89	20.06	0.032
Third Quarter	21.37	18.30	0.037
Fourth Quarter	21.30	17.82	0.042

2008
First Quarter	$20.33	$17.81	$0.046
Second Quarter	22.45	19.41	0.051
Third Quarter	31.23	19.63	0.060
Fourth Quarter	27.77	21.87	0.065

2009
First Quarter	$26.64	$14.72	$0.060
Second Quarter	23.17	18.51	0.060
Third Quarter (through September 15, 2009)	22.22	18.66	0.060

On September 15, 2009, the closing price for our common stock as reported on the NASDAQ was $20.21. As of September 15, 2009, there were 834 shareholders of record of our common stock.

The timing and amount of future dividends are at the discretion of our board of directors and will depend upon our consolidated earnings, financial condition, liquidity and capital requirements, the amount of cash dividends paid to us by our subsidiaries, applicable government regulations and policies and other factors considered relevant by our board of directors. Our board of directors anticipates we will continue to pay quarterly dividends in amounts determined based on the factors discussed above, subject to the $0.06 per share limit imposed on us by the Treasury until the earlier of January 16, 2012, or the date that all of the Series A preferred shares are redeemed or transferred by the Treasury to a third party, but dividends may be terminated at any time and in the sole discretion of our board of directors. Capital distributions, including dividends, by our subsidiaries are subject to restrictions tied to such institution’s earnings. For a description of these restrictions, see the section of our Annual Report on Form 10-K for the year ended December 31, 2008 entitled “Supervision and Regulation,” which is incorporated by reference herein.

UNDERWRITING

We are offering the shares of common stock described in this prospectus supplement through Stephens Inc., as the representative of the several underwriters. We have entered into an underwriting agreement with the underwriters, dated as of the date of this prospectus supplement. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, the respective number of shares of common stock listed next to its name in the following table:

Number of Shares of
Underwriters	Common Stock
Stephens Inc.	2,227,500
RBC Capital Markets Corporation	1,485,000
Stifel, Nicolaus & Company, Incorporated	618,750
Howe Barnes Hoefer & Arnett Inc.	618,750

Total	4,950,000

The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriters.

The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 742,500 additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus supplement.

To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus supplement.

Commissions and Expenses

The underwriters propose to offer shares of our common stock directly to the public at $19.85 per share and to certain dealers at such price less a concession not in excess of $0.565 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of our common stock.

		Total Without	Total With
	Per Share	Option Exercised	Option Exercised

Public offering price	$19.85	$98,257,500	$112,996,125
Underwriting discount	0.94	4,667,231	5,367,316

We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $240,000.

Lock-Up Agreements

We, and each of our executive officers and directors, have agreed, for the period beginning on and including the date of this prospectus supplement through and including the date that is 90 days after the date of this prospectus supplement, not to

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for shares of our common stock, whether the common stock is owned on the date of this prospectus supplement or acquired after the date of this prospectus supplement, or file any registration statement relating to any of the restricted activities; or

•	enter into any swap or any other agreement or any transaction that transfers the economic consequence of ownership of our common stock, whether the swap or transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise.

These restrictions are expressly agreed to in order to preclude us, and our executive officers and directors, from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of our common stock or other securities, in cash or otherwise.

The 90-day restricted period will be automatically extended if

•	during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 90-day restricted period and ends on the last day of the 90-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period.

The restrictions described in the preceding paragraph will not apply to:

•	a bona fide gift or gifts by any of our executive officers or directors, provided that the donee or donees thereof agree to be bound in writing by the restrictions described in the preceding paragraph;

•	a transfer by any of our executive officers or directors to any trust or family limited partnership for the direct or indirect benefit of that executive officer or director or his or her immediate family, provided that the trustee of the trust or the general partner of the partnership, agrees to be bound in writing by such restrictions and provided further that any such transfer shall not involve a disposition for value. “Immediate family” means any relationship by blood, marriage or adoption, not more remote than first cousin;

•	pledges by the director or executive officer in bona fide transactions outstanding as of the date of the agreement to a lender;

•	transfers pursuant to the exercise of stock options that have been granted by us prior to the date of this prospectus supplement, where the shares of our common stock received upon the exercise are held subject to the restrictions listed above;

•	transfers by the director or executive officer pursuant to Rule 10b5-1 plans in effect as of the date of this prospectus supplement; or

•	transfers made with the prior written consent of Stephens Inc.

The underwriters may, in their sole discretion and at any time and from time to time, without notice, release all or any portion of the shares of our common stock and other securities that are restricted by these agreements from the restrictions listed above.

Indemnity

We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make for these liabilities.

NASDAQ Global Select Market Listing

The shares of our common stock have been approved for listing and will be eligible for trading on the NASDAQ Global Select Market under the symbol “HOMB.”

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock over-allotted by the underwriters is not greater than the number of shares of our common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of our common stock involved is greater than the number of shares of our common stock in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares of our common stock in the open market.

•	Syndicate covering transactions involve purchases of shares of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares of our common stock to close out the short position, the underwriters will consider, among other things, the price of shares of our common stock available for purchase in the open market as compared with the price at which they may purchase shares of our common stock through exercise of the over-allotment option. If the underwriters sell more shares of our common stock than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, that position can be closed out only by buying shares of our common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares of our common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares of our common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares of our common stock or preventing or retarding a decline in the market price of the shares of our common stock. As a result, the price of the shares of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares of our common stock. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Select Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Select Market in accordance with Rule 103 of Regulation M under the Securities Act of 1933. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Other Considerations

It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

Affiliation

Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

Foreign Selling Restrictions

In relation to each Member State of the European Economic Area (including the EU, Iceland, Norway and Liechtenstein), which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read and copy, at prescribed rates, any documents we have filed with the SEC at its Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. We also file these documents with the SEC electronically. You can access the electronic versions of these filings on the SEC’s internet website found at http://www.sec.gov. These filings are also available on our website as soon as reasonably practicable after the reports are filed with or furnished to the SEC. Copies can be obtained free of charge in the “Investor Relations” section of our website at http://www.homebancshares.com. Our website is not a part of this prospectus supplement or the accompanying prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

We have filed with the SEC a registration statement on Form S-3 relating to the securities covered by this prospectus supplement and the accompanying prospectus. This prospectus supplement is a part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus supplement or the accompanying prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or other document. You may review a copy of the registration statement at the SEC’s Public Reference Room in Washington, DC, as well as through the SEC’s internet website.

We incorporated by reference into this prospectus supplement and the accompanying prospectus the following documents or information filed with the SEC (other than, in each case, documents, or information deemed to have been furnished and not filed in accordance with the SEC rules):

•	Our Annual Report on Form 10-K for the year ended December 31, 2008 (filed on March 6, 2009);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (filed on May 6, 2009, and amended on May 7, 2009) and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 (filed on August 5, 2009);

•	Our Current Reports on Form 8-K dated January 8, 2009 (filed on January 9, 2009), January 15, 2009 (filed on January 15, 2009), January 14, 2009 (filed on January 21, 2009), March 11, 2009 (filed on March 13, 2009, April 3, 2009 (filed on April 7, 2009), April 23, 2009 (filed on April 23, 2009), July 16, 2009 (filed on July 16, 2009), July 17, 2009 (filed on July 17, 2009), July 17, 2009 (filed on July 20, 2009), and September 11, 2009 (filed on September 11, 2009); and

•	The description of our Common Stock contained in our Registration Statement on Form 10, filed under Section 12 of the Exchange Act on April 7, 2006, and all amendments or reports filed for the purpose of updating such description.

Also incorporated by reference are additional documents that we may file with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering (other than information in such additional documents that is deemed, under SEC rules, to have been furnished and not to have been filed). These additional documents will be deemed to be incorporated by reference, and to be a part of, this prospectus supplement and the accompanying prospectus from the date of their filing.

These documents include proxy statements and periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and, to the extent they are considered filed, Current Reports on Form 8-K. Information incorporated by reference from later filed documents supersedes information that is included in this prospectus or any applicable prospectus supplement or is incorporated by reference from earlier documents, to the extent that they are inconsistent. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number.

Home BancShares, Inc.
Attn: Investor Relations Officer
719 Harkrider, Suite 100
Conway, Arkansas 72032
(501) 328-4770

LEGAL MATTERS

Certain legal matters with respect to the common stock offered under this prospectus will be passed upon by Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Hunton & Williams LLP, Austin, Texas.

EXPERTS

BKD, LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus supplement, the accompanying prospectus and elsewhere in this registration statement. Our consolidated financial statements are incorporated by reference in reliance on BKD, LLP’s reports, given on their authority as experts in accounting and auditing.

PROSPECTUS

HOME BANCSHARES, INC.

Common Stock
Preferred Stock
Rights
Warrants

We may offer and sell, from time to time, in one or more offerings, any combination of debt and equity securities that we describe in this prospectus having a total initial offering price not exceeding $150,000,000.

This prospectus provides you with a general description of these securities. We will file prospectus supplements and may provide other offering material at later dates that will contain specific terms of each issuance of securities. These supplements may also add, update or change information contained in this prospectus.

You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “HOMB.”

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” on page 3 of this prospectus and in the documents we filed with the Securities and Exchange Commission that are incorporated in this prospectus by reference for certain risks and uncertainties you should consider.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense in the United States.

These securities are unsecured and are not deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus is dated August 10, 2009.

August 10, 2009

ABOUT THIS PROSPECTUS

This prospectus is a part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may, from time to time, sell the securities described in this prospectus in one or more offerings.

The registration statement containing this prospectus, including the exhibits to the registration statement, provides additional information about us and the securities offered under this prospectus. The registration statement, including the exhibits and the documents incorporated herein by reference, can be read on the SEC website or at the SEC offices mentioned under the heading “Where You Can Find More Information.”

We may provide a prospectus supplement containing specific information about the amounts, prices and terms of the securities for a particular offering. The prospectus supplement may add, update or change information in this prospectus. If the information in the prospectus is inconsistent with a prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and, if applicable, any prospectus supplement. See “Where You Can Find More Information” for more information.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any prospectus supplement. This prospectus and any prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which they relate, nor do this prospectus and any prospectus supplement constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate on any date subsequent to the date set forth on the front of such document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus and any prospectus supplement is delivered or securities are sold on a later date.

Unless otherwise stated or the context otherwise requires, all references to “Home BancShares,” “the Company,” “we,” “our,” “us” and similar terms refer to Home BancShares, Inc. and its consolidated subsidiaries, unless the context requires otherwise.

Unless otherwise indicated, currency amounts in this prospectus and in any applicable prospectus supplement are stated in U.S. dollars.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of our statements contained in this document are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements relate to future events or our future financial performance and include statements about the competitiveness of the banking industry, potential regulatory obligations, our entrance and expansion into other markets, our other business strategies and other statements that are not historical facts. Forward-looking statements are not guarantees of performance or results. When we use words like “may,” “plan,” “contemplate,” “anticipate,” “believe,” “intend,” “continue,” “expect,” “project,” “predict,” “estimate,” “could,” “should,” “would,” and similar expressions, you should consider them as identifying forward-looking statements, although we may use other phrasing. These forward-looking statements involve risks and uncertainties and are based on our beliefs and assumptions, and on the information available to us at the time that these disclosures were prepared. These forward-looking statements involve risks and uncertainties and may not be realized due to a variety of factors, including, but not limited to, the following:

•	the effects of future economic conditions, including inflation or a decrease in residential housing values;

•	governmental monetary and fiscal policies, as well as legislative and regulatory changes;

•	the risks of changes in interest rates or the level and composition of deposits, loan demand and the values of loan collateral, securities and interest sensitive assets and liabilities;

•	the effects of terrorism and efforts to combat it;

•	credit risks;

•	the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in our market area and elsewhere, including institutions operating regionally, nationally and internationally, together with competitors offering banking products and services by mail, telephone and the Internet;

•	the effect of any mergers, acquisitions or other transactions to which we or our subsidiaries may from time to time be a party, including our ability to successfully integrate any businesses that we acquire; and

•	the failure of assumptions underlying the establishment of our allowance for loan losses.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this Cautionary Note. Our actual results may differ significantly from those we discuss in these forward-looking statements. For other factors, risks and uncertainties that could cause our actual results to differ materially from estimates and projections contained in these forward-looking statements, see the “Risk Factors” section provided below.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. Accordingly, we file annual, quarterly and current reports, proxy statements and other information with the SEC and filed a registration statement on Form S-3 under the Securities Act relating to the securities offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information, you should refer to the registration statement and its exhibits.

You may read and copy the registration statement and any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also review our filings by accessing the website maintained by the SEC at http://www.sec.gov. The site contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. In addition to the foregoing, we maintain a website at http://www.homebancshares.com. Our website content is made available for informational purposes only. It should neither be relied upon for investment purposes nor is it incorporated by reference into this prospectus. We make available on our internet website copies of our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such document as soon as practicable after we electronically file such material with or furnish such documents to the SEC.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with the SEC into this prospectus, which means we can disclose important information to you by referring you to another document. The information incorporated by reference is considered to be part of this prospectus from the date on which we file that document. Any reports filed by us with the SEC after the date of this prospectus and before the termination of the offering of the securities by means of this prospectus will automatically update and, where applicable, supersede information contained in this prospectus or incorporated by reference into this prospectus. We incorporate by reference the following documents listed below and any future filings made with the

SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until the termination of the offering of the securities offered hereby:

(a) Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the Commission on March 6, 2009.

(b) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed with the Commission on May 6, 2009, and amended on May 7, 2009, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, filed with the Commission on August 5, 2009.

(c) Our Current Reports on Form 8-K, filed with the Commission on January 9, 2009, January 15, 2009, January 21, 2009, March 13, 2009, April 7, 2009, April 23, 2009, July 16, 2009, July 17, 2009, and July 20, 2009, respectively.

(d) The description of our Common Stock contained in our Registration Statement on Form 10, filed under Section 12 of the Exchange Act, and all amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by writing or calling us at the following address:

Home BancShares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032
Attn: Corporate Secretary
(501) 328-4770

THE COMPANY

Home BancShares is a bank holding company registered under the federal Bank Holding Company Act of 1956. The Company was formed in 1998 by an investor group led by John W. Allison, our Chairman, and Robert H. “Bunny” Adcock, Jr., our Vice Chairman. After obtaining a bank charter, we established First State Bank in Conway, Arkansas, in 1999. We acquired and integrated Community Bank, Bank of Mountain View and Centennial Bank, all of which were located in Arkansas, in 2003, 2005 and 2008, respectively. Home BancShares and its founders were also involved in the formation of Twin City Bank in Central Arkansas and Marine Bank in the Florida Keys, both of which we acquired and integrated in 2005.

We acquire, organize and invest in community banks that serve attractive markets. Our community banking team is built around experienced bankers with strong local relationships.

Between December 2008 and June 2009, we collapsed the charters of our former individual bank subsidiaries into one charter. As of June 2009, all of our banking locations now operate under a single charter and the same name, Centennial Bank.

Our now unified bank subsidiary provides a broad range of commercial and retail banking and related financial services to businesses, real estate developers and investors, individuals and municipalities. We have banking locations in central Arkansas, north central Arkansas, southern Arkansas, the Florida Keys and southwestern Florida.

Our principal executive offices are located at 719 Harkrider, Conway, Arkansas 72032, and our telephone number is 501-328-4770.

RISK FACTORS

An investment in our securities involves significant risks. Our business, financial condition, and results of operations could be materially adversely affected by any of these risks. The trading price of our securities could decline due to any of these risks, and you may lose all or part of your investment. Before you make an investment decision regarding the securities, you should carefully consider the risks and uncertainties described under “Risk Factors” in the applicable prospectus supplement and in our most recent Annual Report on

Form 10-K, and in our updates to those Risk Factors in our Quarterly Reports on Form 10-Q, together with all of the other information appearing in this prospectus or incorporated by reference into this prospectus and any applicable prospectus supplement, in light of your particular investment objectives and financial circumstances. The risks described in those documents are not the only ones that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations, our financial results and the value of the securities. The prospectus supplement applicable to each series of securities we offer may contain a discussion of additional risks applicable to an investment in us and the securities we are offering under that prospectus supplement.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the proceeds from the sale of the securities described in this prospectus for general corporate purposes and to support our ongoing and future anticipated growth. Pending such use, we may temporarily invest the proceeds or use them to reduce indebtedness. The applicable prospectus supplement will provide more details on the use of proceeds of any specific offering.

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

The following table sets forth our consolidated ratios of earnings to combined fixed charges and preferred share dividends for the periods shown. For purposes of computing the ratios, earnings represent the sum of income from continuing operations before taxes plus fixed charges and preferred share dividend requirements. Fixed charges represent total interest expense, including and excluding interest on deposits. Preferred share dividend requirements represent the amount of pre-tax income required to pay the dividends on preferred shares. Before we issued the Series A Preferred Shares, as defined below, on January 16, 2009, we had no preferred shares outstanding since August 1, 2006 and had not paid any dividends on preferred shares since 2006. See “DESCRIPTION OF CAPITAL STOCK — General.” Therefore, the ratio of earnings to combined fixed charges and preferred share dividends is not different from the ratio of earnings to fixed charges for the years ended December 31, 2007 and 2008, and the six months ended June 30, 2008.

	Six Months Ended June 30,		Years Ended December 31,
	2009	2008	2008	2007	2006	2005	2004

Ratio of Earnings to Fixed Charges:
Including interest on deposits	1.83x	1.59x	1.20x	1.39x	1.38x	1.47x	2.31x
Excluding interest on deposits	3.77x	3.58x	1.84x	2.62x	2.57x	2.82x	4.74x
Ratio of Earnings to Fixed Charges and Preferred Dividends:
Including interest on deposits	1.73x	1.59x	1.20x	1.39x	1.38x	1.45x	2.21x
Excluding interest on deposits	3.20x	3.58x	1.84x	2.62x	2.51x	2.65x	4.20x

DESCRIPTION OF SECURITIES WE MAY OFFER

This prospectus contains summary descriptions of our common stock, preferred stock, rights and warrants that we may offer from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the accompanying prospectus supplement and other offering material. The accompanying prospectus supplement may add, update or change the terms and conditions of the securities as described in this prospectus.

When we use the terms “security” or “securities” in this prospectus, we mean any of the securities we may offer with this prospectus, unless we say otherwise. The total dollar amount of all securities that we may issue pursuant to this prospectus will not exceed $150,000,000.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our common stock and certain provisions of our Articles of Incorporation, Bylaws and certain provisions of applicable law. The following is only a summary and is qualified by applicable law and by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed with the SEC and are also available upon request from us.

General

Under our Articles of Incorporation, as amended, we have authority to issue up to 50,000,000 shares of common stock, par value $0.01 per share, and up to 5,500,000 shares of preferred stock, par value $0.01 per share. Each share of our common stock has the same relative rights as, and is identical in all respects to, each other share of our common stock.

As of July 31, 2009, 19,939,741 shares of our common stock were issued and outstanding, and 1,328,892 shares of common stock were reserved for issuance pursuant to the Company’s stock option plan. Our common stock is listed on the NASDAQ Global Select Market. The outstanding shares of our common stock are validly issued, fully paid and non-assessable.

As of July 31, 2009, 50,000 shares of our preferred stock are issued and outstanding, all of which have been designated as Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Series A Preferred Shares”). All of the Series A Preferred Shares were issued to the United States Department of the Treasury (the “Treasury”) on January 16, 2009, in a transaction exempt from the registration requirements of the Securities Act pursuant to the Treasury’s Capital Purchase Program. As required by the Treasury, we subsequently registered the Series A Preferred Shares on a Form S-3 registration statement (File No. 333-157165), filed with the Commission on February 6, 2009.

Common Stock

Voting Rights. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Holders of our common stock do not have cumulative voting rights.

Dividend Rights. Holders of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for the payment of dividends. Holders of Series A Preferred Shares have (and other series of preferred stock may in the future have) a priority over holders of common stock with respect to dividends.

Until the earlier of January 16, 2012 or the date on which the Treasury no longer holds any of our Series A Preferred Shares, we may not declare or pay any dividend or make any distribution on the common stock, other than regular quarterly cash dividends of not more than $0.06 per share, as adjusted for any stock split, stock dividend, reverse stock split, reclassification or similar transaction; dividends payable solely in common stock; and dividends or distributions of rights or junior shares in connection with a shareholders’ rights plan.

Liquidation and Dissolution. In the event of the liquidation, dissolution and winding up of the Company, the holders of our common stock are entitled to receive ratably all of the assets of the Company available for distribution after satisfaction of all liabilities of the Company, subject to the rights of the holders of any of the Company’s preferred shares that may be issued from time to time.

Other Rights. Holders of our common stock have no preferential or preemptive rights with respect to any securities of Home BancShares, and there are no conversion rights or redemption or sinking fund provisions applicable to our common stock.

Restrictions on Ownership. The Bank Holding Company Act requires any “bank holding company,” as defined in the Bank Holding Company Act, to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of our common stock. Any person, other than a bank holding company, is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of our common stock under the Change in Bank Control Act. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the Bank Holding Company Act.

Modification of Rights. Rights of the holders of our common stock may not be modified by less than a majority vote of the common stock outstanding. Additionally, under the Arkansas Business Corporation Act of 1987, a majority vote is required for the approval of a merger or consolidation with another corporation, and for the sale of all or substantially all of our assets and liquidation or dissolution of Home BancShares.

Transfer Agent. The transfer agent and registrar for our common stock is Computershare Investor Services, P.O. Box 43078, Providence, Rhode Island 02940-3078.

Preferred Stock

The 5,450,000 unissued shares of our preferred stock, par value $0.01 per share, are typically referred to as “blank check” preferred stock. This term means that these shares of preferred stock may be issued with such preferences, limitations, relative rights, and terms as determined by our board of directors. As such, the board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

The terms of any particular series of preferred stock will be described in the prospectus supplement relating to that particular series of preferred stock.

DESCRIPTION OF RIGHTS

In this section, we describe the general terms and provisions of the rights to securities that we may offer to our shareholders. Rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the rights. In connection with any rights offering to our shareholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other person would purchase any offered securities remaining unsubscribed for after such rights offering. Each series of rights will be issued under a separate rights agent agreement to be entered into between us and a bank or trust company, as rights agent, that we will name in the applicable prospectus supplement. The rights agent will act solely as our agent in connection with the certificates relating to the rights of the series of certificates and will not assume any obligation or relationship of agency or trust for or with any holders of rights certificates or beneficial owners of rights.

The prospectus supplement relating to any rights we offer will include specific terms relating to the offering, including, among others, the date of determining the shareholders entitled to the rights distribution, the aggregate number of rights issued and the aggregate amount of securities purchasable upon exercise of the rights, the exercise price, the conditions to completion of the offering, the date on which the right to exercise the rights will commence and the date on which the right will expire, and any applicable U.S. federal income tax considerations. To the extent that any particular terms of the rights, rights agent agreements, or rights certificates described in a prospectus supplement differ from any of the terms described here, then the terms described here will be deemed to have been superseded by that prospectus supplement.

Each right would entitle the holder of the rights to purchase for cash the principal amount of securities at the exercise price set forth in the applicable prospectus supplement. Rights may be exercised at any time up to the close of business on the expiration date for the rights provided in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised rights would become void and of no further force or effect.

Holders may exercise rights as described in the applicable prospectus supplement. Upon receipt of payment and the rights certificate properly completed and duly executed at the corporate trust office of the rights agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon exercise of the rights. If less than all of the rights issued in any rights offering are exercised, we may offer any unsubscribed securities directly to persons other than shareholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby arrangements, as described in the applicable prospectus supplement.

The description in the applicable prospectus supplement and other offering material of any rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable rights agent agreement, which will be filed with the SEC if we offer rights. For more information on how you can obtain copies of the applicable rights agent agreement if we offer rights, see “Documents Incorporated by Reference” and “Where You Can Find More Information.” We urge you to read the applicable rights agent agreement and the applicable prospectus supplement and any other offering material in their entirety.

DESCRIPTION OF WARRANTS

We may issue warrants from time to time in one or more series for the purchase of our common stock or preferred stock or any combination of those securities. Warrants may be issued independently or together with any shares of common stock or shares of preferred stock or offered by any prospectus supplement and may be attached to or separate from common stock or preferred stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent, or any other bank or trust company specified in the related prospectus supplement relating to the particular issue of warrants. The warrant agent will act as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders of warrants or beneficial owners of warrants. The specific terms of a series of warrants will be described in the applicable prospectus supplement relating to that series of warrants along with any general provisions applicable to that series of warrants.

The following is a general description of the warrants we may issue. The applicable prospectus supplement will describe the specific terms of any issuance of warrants. The terms of any warrants we offer may differ from the terms described in this prospectus. As a result, we will describe in the prospectus supplement the specific terms of the particular series of warrants offered by that prospectus supplement. Accordingly, for a description of the terms of a particular series of warrants, you should carefully read this prospectus, the applicable prospectus supplement, and the applicable warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms. If warrants are offered by us, the prospectus supplement will describe the terms of the warrants, including the following if applicable to the particular offering:

•	the title of the warrants;

•	the total number of warrants;

•	the number of shares of common stock purchasable upon exercise of the warrants to purchase common stock and the price at which such shares of common stock may be purchased upon exercise;

•	the designation and terms of the preferred stock with which the warrants are issued and the number of warrants issued with each share of preferred stock;

•	the date on and after which the warrants and the related common stock or preferred stock will be separately transferable;

•	if applicable, the date on which the right to exercise the warrants will commence and the date on which this right will expire;

•	if applicable, the minimum or maximum amount of the warrants which may be exercised at any one time;

•	a discussion of federal income tax, accounting and other special considerations, procedures and limitations relating to the warrants; and

•	any other terms of the warrants including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Warrants may be exchanged for new warrants of different denominations, may be presented for registration of transfer, and may be exercised at the office of the warrant agent or any other office indicated in the prospectus supplement. Before the exercise of their warrants, holders of warrants will not have any of the rights of holders of shares of common stock or shares of preferred stock purchasable upon exercise, including the right to receive payments of dividends, if any, on the shares common stock or preferred stock purchasable upon such exercise or to exercise any applicable right to vote.

Exercise of Warrants. Each warrant will entitle the holder to purchase a number of shares of common stock or shares of preferred stock at an exercise price as will in each case be set forth in, or calculable from, the prospectus supplement relating to those warrants. Warrants may be exercised at the times set forth in the prospectus supplement relating to the warrants. After the close of business on the expiration date (or any later date to which the expiration date may be extended by us), unexercised warrants will become void. Subject to any restrictions and additional requirements that may be set forth in the prospectus supplement relating thereto, warrants may be exercised by delivery to the warrant agent of the certificate evidencing the warrants properly completed and duly executed and of payment as provided in the prospectus supplement of the amount required to purchase shares of common stock or shares of preferred stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the prospectus supplement relating to the warrants. Upon receipt of the payment and the certificate representing the warrants to be exercised properly completed and duly executed at the office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, issue and deliver the shares of common stock or shares of preferred stock purchasable upon such exercise. If fewer than all of the warrants represented by that certificate are exercised, a new certificate will be issued for the remaining amount of warrants.

The description in the applicable prospectus supplement and other offering material of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of the applicable warrant agreement if we offer warrants, see “Documents Incorporated by Reference” and “Where You Can Find More Information.” We urge you to read the applicable warrant agreement and the applicable prospectus supplement and any other offering material in their entirety.

PLAN OF DISTRIBUTION

We may sell the securities described in this prospectus on a continuous or delayed basis directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from us or the purchasers of the securities. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold from time to time in one or more transactions at fixed prices, which may be changed from time to time, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, including, as of the date of this prospectus, the NASDAQ Global Select Market in the case of our common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or services or in the over-the-counter market; or

•	through the writing of options, whether the options are listed on an options exchange or otherwise.

Each time that we use this prospectus to sell our securities, we will also provide a prospectus supplement. For each series of securities, the applicable prospectus supplement will set forth the terms of the offering including:

•	the public offering price;

•	the name or names of any underwriters, dealers or agents;

•	the purchase price of the securities;

•	the proceeds from the sale of the securities to us;

•	any underwriting discounts, agency fees, or other compensation payable to underwriters or agents;

•	any discounts or concessions allowed or reallowed or repaid to dealers; and

•	the securities exchanges on which the securities will be listed, if any.

If we use underwriters in the sale of securities, the securities will be acquired by the underwriters for their own account. The underwriters may then resell the securities in one or more transactions at a fixed public offering price or at varying prices determined at the time of sale or thereafter. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. The obligations of the underwriters to purchase the securities will be subject to certain conditions. The underwriters will be obligated to purchase all the securities offered if they purchase any securities. The public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

If we use dealers in the sale of securities, we will sell securities to such dealers as principals. The dealers may then resell the securities to the public at varying prices to be determined by such dealers at the time of resale. We may solicit offers to purchase the securities directly, and we may sell the securities directly to institutional or other investors, who may be deemed underwriters within the meaning of the Securities Act with respect to any resales of those securities. The terms of these sales will be described in the applicable prospectus supplement. If we use agents in the sale of securities, unless otherwise indicated in the prospectus supplement, they will use their reasonable best efforts to solicit purchases for the period of their appointment. Unless otherwise indicated in a prospectus supplement, if we sell directly, no underwriters, dealers or agents would be involved. We will not make an offer of securities in any jurisdiction that does not permit such an offer.

We may grant underwriters who participate in the distribution of securities an option to purchase additional securities to cover overallotments, if any, in connection with the distribution. Any underwriter may engage in overallotment, stabilizing transactions, short covering transactions and penalty bids in accordance with SEC orders, rules and regulations and applicable law. To the extent permitted by applicable law and SEC orders, rules and regulations, an overallotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. To the extent permitted by applicable law and SEC orders, rules and regulations, short covering transactions involve purchases of the common stock in the open market after the distribution is completed to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the common stock originally sold by the dealer is purchased in a covering transaction to cover short positions. Those activities may cause the price of the common stock to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters who are qualified market makers on the NASDAQ Stock Market may engage in passive market making transactions in the common stock on the NASDAQ Stock Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

Underwriters, dealers and agents that participate in any distribution of securities may be deemed to be underwriters as defined in the Securities Act. Any discounts, commissions or profit they receive when they resell the securities may be treated as underwriting discounts and commissions under the Securities Act. Only underwriters named in the prospectus supplement are underwriters of the securities offered in the prospectus supplement. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including certain liabilities under the Securities Act, or to contribute with respect to payments that they may be required to make.

We may authorize underwriters, dealers or agents to solicit offers from certain institutions whereby the institution contractually agrees to purchase the securities from us on a future date at a specific price. This type of contract may be made only with institutions that we specifically approve. Such institutions could include banks, insurance companies, pension funds, investment companies and educational and charitable institutions. The underwriters, dealers or agents will not be responsible for the validity or performance of these contracts.

Each series of securities will be a new issue of securities. Our common stock is listed on the NASDAQ Global Select Market. Unless otherwise specified in the applicable prospectus supplement, the securities will not be listed on any exchange. It has not presently been established whether the underwriters, if any, of the securities will make a market in the securities. If the underwriters make a market in the securities, such market making may be discontinued at any time without notice.

Agents, dealers and underwriters may be entitled to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers or underwriters may be customers of, engage in transactions with, or perform services for us and our subsidiaries in the ordinary course of business.

LEGAL MATTERS

The validity of the securities offered by this prospectus has been passed upon for us by Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C., Little Rock, Arkansas. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel for the underwriters, dealers or agents, if any, such counsel will be named in the prospectus supplement relating to such offering.

EXPERTS

BKD, LLP, an independent registered public accounting firm, has audited our consolidated financial statements as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, included in our Annual Report on Form 10-K for the year ended December 31, 2008, and the effectiveness of our internal control over financial reporting as of December 31, 2008, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements are incorporated by reference in reliance on BKD, LLP’s reports, given on their authority as experts in accounting and auditing.

4,950,000 Shares

Home BancShares, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

Stephens Inc.	RBC Capital Markets

Stifel Nicolaus	Howe Barnes Hoefer & Arnett

September 15, 2009